DAVID J. KAUFMAN DIRECT DIAL: 312.499.6741 PERSONAL FAX: +1 312 277 6486 E-MAIL: DJKaufman@duanemorris.com www.duanemorris.com June 29, 2010	FIRM and AFFILIATE OFFICES

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Division Of Corporate Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Evan S. Jacobson , Esq.

Re:	Life Quotes, Inc.
Schedule 14D-9
Filed on June 17, 2010
File No. 005-56673

General

1. We note that the Special Committee unanimously recommended, on your behalf, that your stockholders accept the Offer and tender their shares of common stock pursuant to the tender offer. As such, Life Quotes is considered to be engaged in the going private transaction. For guidance, refer to Question 101.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3. Please file a Schedule 13e-3. In addition, because you are loaning $19 million to LQ Acquisition to fund the tender offer, it appears that you are a bidder in the tender offer that needs to file a Schedule TO-I. For guidance, refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

ANSWER:

We filed a Schedule TO-I and Schedule 13e-3 on June 29, 2010.

DUANE MORRIS LLP
190 SOUTH LASALLE STREET, SUITE 3700 CHICAGO, IL 60603-3433	PHONE: 312.499.6700 FAX: 312.499.6701

June 29, 2010

Reasons for the Special Committee’s Recommendation, page 11

2. For each factor supporting the recommendation, revise to explain why it supports the recommendation. For example, but without limitation, it is unclear why the disclosure concerning the company’s operating performance, and financial and business projections, supports the recommendation.

ANSWER:

We filed an amended Schedule 14d-9 on June 29, 2010 in which we revised the factors to explain why each factor supports the recommendation.

Additional Information, page 24

3. In the second paragraph, you state that your discussion of appraisal rights is not a complete statement of law pertaining to appraisal rights under Delaware law and is not purported to be a complete statement. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material appraisal rights under Delaware law.

ANSWER:

We filed an amended Schedule 14d-9 on June 29, 2010 in which we revised the disclaimer language accordingly.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 29, 2010

•	If further information or clarification with respect to the foregoing is desired, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ David J. Kaufman
David J. Kaufman

DJK:dn

cc:	Ms. Peggy Kim, SEC Special Counsel
Phil Perillo, Life Quotes, Inc.
Gaspare Ruggirello, Derico & Associates, P.C.